LASALLE ST. SECURITIES, LLC

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18860

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/18_____ AND ENDING __12/31/18_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaSalle St. Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__940 Industrial Drive__
                                         (No. and Street)

__Elmhurst__   __Illinois__   __60126__
          (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Regan Beaver__   __630-600-0309__
                                                              (Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Michael Coglianese CPA, P.C.__
                         (Name - if individual, state last, first middle name)

__125 E Lake Street Ste 303__   __Bloomingdale__   __Illinois__   __60108__
          (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- **X** Certified Public Accountant-PCAOB Registered
- ☐ Public Accountant
- ☐ Acountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, ___Daniel Schlesser_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____LaSalle St. Securities, LLC__ _____, as

of____December 31_____, 2018_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

REBECCA J ROSAS
Official Seal
Notary Public - State of Illinois
My Commission Expires Apr 4, 2020

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):
X (a) Facing Page
X (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole proprietors' Capital.
☐ (f) Statement of Changes in Liabilities subordinated to claims of creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation
☐ (m) A Copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions or this filing, see section 240. 17a-5(e)(3).*

LASALLE ST. SECURITIES, LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018

CONTENTS



MICHAEL COGLIANESE CPA, P.C.

ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of LaSalle St. Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LaSalle St. Securities, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of LaSalle St. Securities, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of LaSalle St. Securities, LLC's management. Our responsibility is to express an opinion on LaSalle St. Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LaSalle St. Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as LaSalle St. Securities, LLC's auditor since 2018.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 1, 2019

LASALLE ST. SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	202,696
Receivables from broker-dealers and clearing organization		732,179
Deposit with clearing organizations		122,615
Commissions receivable		736,034
Accounts receivable		329,826
Securities owned, at fair value		4,971,428
Equipment and leasehold improvements, less accumulated depreciation of $885,042		205,529
Total assets	$	7,300,307

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	289,214
Commissions payable to broker-dealers		2,840,381
Accrued payroll		537,880
Accrued other expenses		4,961
Due to affiliates		662,163
Total liabilities		4,334,599
Member's equity		2,965,708
Total liabilities and member's equity	$	7,300,307

See notes to financial statements.

2

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a fully disclosed, introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware limited liability company organized April, 1999 and owned by McDermott Holdings I Limited Partnership. The Company provides brokerage and investment related services for companies and individuals throughout the United States.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Cash Segregated under Federal Regulations

Cash of $0 has been segregated in a special reserve bank account for the benefit of customers and commission recapture amounts to be remitted to customers.

Accounts Receivable

Receivables from broker-dealers represent amounts due for commissions and fees earned on investment transactions performed on behalf of customers. The receivables are reported at their outstanding balance reduced by the allowance for doubtful accounts, if any.

The allowance for doubtful accounts is increased by charges to income and decreased by chargeoffs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, known and inherent risks of the customers and entities comprising the Company's accounts and notes receivable balances, adverse situations that may affect the customers' and entities' ability to pay, and current economic conditions. Accounts and notes receivable are charged off when management deems the receivable balance to be uncollectible.

As of December 31, 2,018 management has determined all balances were collectible and the allowance for doubtful accounts was $0.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis. Marketable securities are valued at fair value. The resulting difference between cost and fair value is included in income. Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

GAAP requires revenue to be recognized in the month in which the transactions are earned (trade date). Generally, there is no material difference between settlement date and trade date in the recognition of revenue.

Effective January 1, 2018, the Company adopted ASU 2014-09, which provides guidance on the recognition of revenues. In accordance with ASU 2014-09, revenues are recognized when a transaction is completed and the promised services are performed for a customer. The change was applied prospectively from January 1, 2018 and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to the beginning member's equity.

Depreciation

Equipment and leasehold improvements are stated at cost and depreciated using accelerated methods over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2018 was $12,349.

Income Taxes

The Company is a single member limited liability company, and, therefore, the Company income is taxable to the member. Accordingly, no provision has been made for income taxes.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2018 was $8,657.

Date of Management's Review

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

LASALLE ST. SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018

NOTE 2. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

Securities owned and sold, but not yet purchased consist of trading and investment securities at fair value which approximates quoted market values, as illustrated below:

	Owned	Sold, but not yet purchased
Stock and warrants	$ 278,748	$ -
Other securities-money market	4,692,681	-
Total	$ 4,971,429	$ -

NOTE 3. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2018, equipment and leasehold improvements consisted of the following:

Equipment	$ 816,772
Furniture and fixtures	200,717
Leasehold improvements	73,083
Sub-total	1,090,572
Less: Accumulated depreciation	(885,042)
Total	$ 205,530

NOTE 4. RELATED PARTY TRANSACTIONS

The Company shares common ownership with several affiliated companies.

During the year ended December 31, 2018, the Company provided various administrative and operating services to affiliated companies for which they were paid $242,400.

Included in due to affiliates is a reserve for contingent litigation in the amount of $438,333

LASALLE ST. SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018

NOTE 5. OPERATING LEASE COMMITMENTS

The Company leases office space from an affiliated Company under an operating lease expiring in June, 2020. The lease requires the Company to pay all utilities on the leased property. Rent expense for the year ended December 31, 2018 was $164,652.

The Company also leases various office equipment and software under operating leases expiring at various times through December 2019. Rent expense for this office equipment for the year ended December 31, 2018 was $84,000.

Future minimum lease payments are as follows:

	Facilities	Office Equipment	Total
2019	$ 165,652	$ 84,000	$ 249,652
2020	82,326	-	82,326
Total	$ 247,978	$ 84,000	$ 331,978

NOTE 6. CASH FLOW INFORMATION

There was no cash paid during the year for interest and income taxes.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2018, the Company had net capital of $2,414,594 which was $2,125,606 in excess of its required net capital of LaSalle St. Securities LLC. The Company's net capital ratio was 179.520 to 1. The net capital rule may effectively restrict the payment of cash distributions.

NOTE 8. CONTINGENCIES

Clearing Agreement

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

Litigation

The Company is usually a defendant in various lawsuits incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

As of December 31, 2,018 there was no outstanding litigation.

NOTE 9. FINANCIAL INSTRUMENTS

Financial Instruments With Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2018, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2018.

LASALLE ST. SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

The Company's accounts receivable and clearing deposits are maintained by one clearing organization. The Company has not experienced any losses on such accounts.

NOTE 10.   MEMBER LIABILITY, INTERESTS, RIGHTS, PREFERENCES AND, PRIVILEGES

The Company is a Delaware limited liability company established September 1, 1999 with a term that is perpetual. The Company's operating agreement specifies the following information relating to its members:

Member liability limitation
Rights and obligations of member
Member contributions to the company and capital accounts
Allocations, income tax, distributions, elections and reports of member
Transferability and redemption of member interests
Additional members

NOTE 11. INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2015.

The Company follows the provisions of uncertain tax positions as addressed in FASB ASC 740-10-65-1. The Company has not recognized any liability for unrecognized tax benefits. The Company has no tax position at December 31, 2018 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2018.

NOTE 12. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are based on unadjusted quoted market prices within active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Securities owned are classified as trading securities. Changes in the fair market value are reported in the statement of earnings.

Fair values of assets measured on a recurring basis as of December 31, 2018, are as follows:

		Fair Value Measures at Reporting Date Using:		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS				
Securities Owned:				
Equities	$ 278,748	$ 278,748	$ -	$ -
Corporate and other debt	4,692,681	4,692,681	-	-
	$ 4,971,429	$ 4,971,429	$ -	$ -
LIABILITIES				
Securities Sold - not Yet Purchased:				
Equities	$ -	$ -	$ -	$ -

All assets have been valued using a market approach. There have been no changes in valuation techniques and related inputs.